                                                                 File No. 69-188

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                   Form U-3A-2

STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2 FROM THE PROVISIONS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                      To Be Filed Annually Prior to March 1

                             MIDWEST BOTTLE GAS CO.
                                (Name of Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

      1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof.

CLAIMANT:

      Name:                              Midwest Bottle Gas Co.

      State of Organization:             Wisconsin

      Principal Office:                  3600 Hwy. 157
                                         La Crosse, WI 54601

      Location & Nature of
      Business:                          Company Headquarters for
                                         Administrative Functions

                                       1.

SUBSIDIARIES:

A.    Name:                              Olson's L.P. Gas, Inc.

      State of Organization:             Wisconsin

      Principal Office:                  3600 State Hwy. 157
                                         La Crosse, WI 54601

      Location & Nature of               Inactive as of February, 2001.
      Business:                          (Formerly Sold L.P. Gas and Gas
                                         Appliances and fertilizer in and
                                         around Blair, WI)

B.    Name:                              Midwest Bottle Gas Company of
                                         Minnesota

      State of Organization:             Minnesota

      Principal Office:                  3600 State Hwy. 157
                                         La Crosse, WI 54601

      Location & Nature of
      Business:                          Mobile Home Park
                                         in Caledonia, MN.

C.    Name:                              Midwest Natural Gas, Inc.

      State of Organization:             Wisconsin

      Principal Office:                  3600 State Hwy. 157
                                         La Crosse, WI 54601

      Location & Nature of
      Business:                          This Corporation operates
                                         natural gas distribution
                                         facilities in the following
                                         communities in Western
                                         Wisconsin.

                                         Arcadia          East Farmington
                                         Independence     Somerset
                                         Mondovi          Houlton
                                         Whitehall        Roberts
                                         Westby           Burkhart
                                         Viola            Ettrick
                                         LaFarge          Galesville
                                         Coon Valley      Trempealeau
                                         Eleva            New Amsterdam
                                         Strum            Centerville
                                         St. Joseph       Cashton

                                       2.

D.    Name:                              Tomah LP Gas Service, Inc.

      State of Organization:             Wisconsin

      Principal Office:                  3600 State Hwy. 157
                                         La Crosse, WI 54601

      Location & Nature of               Inactive as of February, 2001.
      Business:                          (Formerly sold L.P. Gas, fuel
                                         oil and appliances in and
                                         around Tomah, WI)

E.    Name:                              Hiawatha Valley Gas Company

      State of Organization:             Minnesota

      Principal Office:                  3600 State Hwy. 157
                                         La Crosse, WI 54601

      Location & Nature of               Inactive as of February, 2001.
      Business:                          (Formerly sold L.P. Gas and
                                         appliances in and around Winona,
                                         MN)

F.    Name:                              Tru-Gas of Florida, Inc.

      State of Organization:             Florida

      Principal Office:                  3500 Fell Road
                                         West Melbourne, FL 32904-7542

      Location & Nature of
      Business:                          Adult mobile home park in West
                                         Melbourne, FL

G.    Name:                              Dawson Oil Company, LTD.

      State of Organization:             Wisconsin

      Principal Office:                  3600 State Hwy. 157
                                         La Crosse, WI 54601

      Location & Nature of
      Business:                          Wholesale of L.P. Gas to in-
                                         dependent dealers in Minnesota,
                                         Wisconsin, Iowa, North Dakota,
                                         South Dakota and Nebraska.

                                       3.

H.    Name:                              Midwest LPG Insurance
                                         Specialists, Inc.

      State of Organization:             Wisconsin

      Principal Office:                  3600 State Hwy. 157
                                         La Crosse, WI 54601

      Location & Nature of               Inactive as of January 2003.
      Business:                          (Formerly an insurance agency
                                         selling insurance in Wisconsin,
                                         Minnesota, Florida and Georgia)

I.    Name:                              La Crosse Hangar Co. - 50% Owned
                                         Partnership

      State of Organization:             Wisconsin

      Principal Office:                  3600 State Hwy. 157
                                         La Crosse, WI 54601

      Location and Nature of
      Business:                          Owner and operator of airport
                                         hangar building.

J.    Name:                              Midwest TV & Appliance, LLC

      State of Organization:             Wisconsin

      Principal Office:                  3600 State Hwy. 157
                                         La Crosse, WI 54601

      Location and Nature of
      Business:                          Sale of Appliances in and
                                         around La Crosse, WI

2. A brief description of the properties of Claimant and each of its subsidiary public utility companies used for the generation, transmission and distribution of electric energy for sale, or for the production, transmission and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State of which Claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

The only properties described above are those of the Claimant's subsidiary public utility company -- Midwest Natural Gas, Inc., which has gas distribution facilities located in the following communities in Western Wisconsin:

                                       4.

            Arcadia                      East Farmington
            Independence                 Somerset
            Mondovi                      Houlton
            Whitehall                    Roberts
            Westby                       Burkhart
            Viola                        Ettrick
            LaFarge                      Galesville
            Coon Valley                  Trempealeau
            Eleva                        New Amsterdam
            Strum                        Centerville
            St. Joseph                   Cashton

Midwest Natural Gas, Inc. purchases natural gas at the communities within the State of Wisconsin from US Energy Services, Occidental Energy Marketing, Inc., OGE Energy Resources, Inc. and Huskey Gas Marketing, Inc. and transported through Northern Natural Gas Company, Wisconsin Gas Company, and Viking Transmission Company which have a transmission pipeline to the communities.

Midwest Natural Gas, Inc. has no properties outside of the State of Wisconsin.

3. The following information for the last calendar year with respect to Claimant and each of its subsidiary public utility companies:

      (a)   Number of Mcf. of natural or manufactured gas, distributed at retail ............1,941,600 DECA-THERMS (purchase entirely in the
            State of Wisconsin; associated revenues: $19,314,009)

      (b) Number of Kwh. of electric energy and Mcf. of Natural or manufactured gas distributed at retail outside of the State in which each such company is organized.
            ..................................................None

      (c) Number of Kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State
            line.........................................None

      (d) Number of Kwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each such company is organized or at the State
            line...............................................None

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United State dollars:

                                       5.

      (a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission, and distribution of electric energy for sale or for the distribution at retail of natural or manufactured
            gas...............................................None

      (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest
            held..................None

      (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company...................None

      (d)   Capitalization and earnings of the EWG or foreign utility company during the reporting period.......None

      (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).................................None

                                    EXHIBIT A

            A consolidating statement of income and surplus of the claimant and its subsidiary companies for the last fiscal year, together with a consolidating balance sheet of claimant and its subsidiary companies as of the close of such fiscal year, is attached hereto.

                                    EXHIBIT B

            Financial Data Schedule is attached hereto.

                                    EXHIBIT C

            Not Applicable

                                       6.

            The above named claimant has caused this Statement to be duly executed on its behalf by its authorized officer on this 19th day of May 2005.

                                               MIDWEST BOTTLE GAS CO.

CORPORATE SEAL
                                               By: /s/ James A. Senty
                                                  -------------------------
                                                   James A. Senty
                                                   President

Attest:

/s/ Richard A. Linton
-----------------------------
Richard A. Linton, Treasurer

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed.

Richard A. Linton, Treasurer
Midwest Bottle Gas Co.
3600 Hwy. 157
P.O. Box 429
La Crosse, WI 54602-0429

                                       7.